Exhibit 99.1

Thomson Reuters Announces Pricing for Debt Tender Offer

TORONTO, October 3, 2018 – Thomson Reuters (TSX / NYSE: TRI) today announced the pricing for its previously announced cash tender offer (the “Tender Offer”) to purchase up to an aggregate principal amount of US$650 million (the “Maximum Amount”) of debt securities listed in the table below (collectively, the “Notes”). As more than the Maximum Amount of Notes was validly tendered (and not validly withdrawn) at or before the Early Tender Deadline, Thomson Reuters also announced that it intends to accept for purchase approximately US$650 million principal amount of Notes validly tendered and not withdrawn at or before the Early Tender Deadline, subject to all conditions to the Tender Offer having been either satisfied or waived by Thomson Reuters.

The Tender Offer is being made pursuant to, and subject to the terms and conditions in, an offer to purchase, dated September 19, 2018 (the “Offer to Purchase”), which sets forth a description of the terms of the Tender Offer.

The total consideration to be paid in the Tender Offer for each series of Notes being purchased was determined today in the manner described in the Offer to Purchase by reference to the applicable fixed spread specified for such series over the yield based on the bid-side price of the applicable U.S. Treasury Security, as set forth in the table below. The reference yields for the Tender Offer were determined at 11:00 a.m., New York City time, today.

Holders who validly tendered and did not validly withdraw Notes at or prior to the Early Tender Deadline (as defined below) that are accepted for purchase will receive the total consideration, which includes an early tender premium of US$30 per US$1,000 principal amount of Notes accepted for purchase (the “Early Tender Premium”).

Holders whose Notes are accepted for purchase pursuant to the Tender Offer will also receive accrued and unpaid interest on their purchased Notes from, and including, the last interest payment date for such Notes to, but excluding, the settlement date for such Notes.

The settlement for Notes that were validly tendered and not withdrawn at or before the Early Tender Deadline and accepted for purchase is expected to take place on October 5, 2018 (the “Initial Settlement Date”), subject to the satisfaction or waiver of the conditions described in the Offer to Purchase under the heading “Terms of the Tender Offer—Conditions of the Tender Offer.” Thomson Reuters intends to accept for purchase approximately US$650 million principal amount of Notes on the Initial Settlement Date as set forth in the table below.

All of the Notes in Acceptance Priority Levels 1 and 2 that were validly tendered (and not validly withdrawn) at or prior to the Early Tender Deadline are expected to be accepted for purchase. The proration factor for the Notes in Acceptance Priority Level 3 will be approximately 69%. No Notes in Acceptance Priority Levels 4 or 5 are being purchased.

Title of Security	CUSIP Number	Aggregate Principal Amount Outstanding	Acceptance Priority Level	Aggregate Principal Amount Expected to be Accepted for Purchase on the Initial Settlement Date	Reference U.S. Treasury Security	Thomson Reuters Eikon Reference Page(1)	Fixed Spread (basis points)	Reference Yield	Total Consideration (2)(3)
4.50% Notes due May 2043	884903BM6	US$350,000,000	1	US$230,995,000	3.125% due 05/15/2048	912810SA7=	170	3.255%	US$935.62
3.95% Notes due Sept. 2021	884903BK0	US$350,000,000	2	US$211,106,000	2.750% due 09/15/2021	9128285A4=	55	2.914%	US$1,012.62

Thomson Reuters Announces Pricing for Debt Tender Offer

Title of Security	CUSIP Number	Aggregate Principal Amount Outstanding	Acceptance Priority Level	Aggregate Principal Amount Expected to be Accepted for Purchase on the Initial Settlement Date	Reference U.S. Treasury Security	Thomson Reuters Eikon Reference Page(1)	Fixed Spread (basis points)	Reference Yield	Total Consideration (2)(3)
3.85% Notes due Sept. 2024	884903BT1	US$450,000,000	3	US$207,908,000	2.750% due 08/31/2023	9128284X5=	95	2.976%	US$995.98
3.35% Notes due May 2026	884903BV6	US$500,000,000	4	US$0	2.875% due 08/15/2028	9128284N7=	130	N/A	N/A
4.30% Notes due Nov. 2023	884903BQ7	US$600,000,000	5	US$0	2.750% due 08/31/2023	9128284X5=	75	N/A	N/A

(1) The applicable page on Thomson Reuters Eikon from which the Lead Dealer Managers quoted the bid-side prices of the applicable Reference U.S. Treasury Security.

(2) Per US$1,000 principal amount of Notes. Includes the Early Tender Premium.

(3) In addition, holders will receive accrued and unpaid interest from, and including, the last interest payment date for such Notes to, but excluding, the settlement date for such Notes.

As more than the Maximum Amount of Notes was validly tendered (and not validly withdrawn) at or before the Early Tender Deadline, Thomson Reuters will not accept for purchase any further tenders of Notes.

Notes validly tendered pursuant to the Tender Offer and not accepted for purchase due to the acceptance priority levels or due to proration will be promptly returned to the tendering holders.

Additional Information

This news release is for informational purposes only and does not constitute an offer to tender for, or purchase, any notes or any other securities of Thomson Reuters. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such offer, solicitation, or sale would be unlawful. The Tender Offer is being made solely pursuant to terms and conditions set forth in the Offer to Purchase.

Mizuho Securities USA LLC and Morgan Stanley & Co. LLC are serving as the Lead Dealer Managers in connection with the Tender Offer. BMO Capital Markets Corp. and RBC Capital Markets, LLC are serving as the Co-Dealer Managers in connection with the Tender Offer. Questions regarding the Tender Offer may be directed to Mizuho Securities USA LLC at 1-866-271-7403 (toll free in North America) or 1-212-205-7736 (collect) or to Morgan Stanley & Co. LLC at 1-800-624-1808 (toll free in North America) or 1-212-761-1057 (collect). Requests for the Offer to Purchase or the documents incorporated by reference therein may be directed to D.F. King & Co., Inc., which is acting as Information and Tender Agent for the Tender Offer, at the following telephone numbers:

Thomson Reuters Announces Pricing for Debt Tender Offer

banks and brokers, 1-212-269-5550; all others toll free in North America at 1-800-330-5897 or at the following email address: tri@dfking.com.

None of Thomson Reuters, the Dealer Managers, the Information and Tender Agent or the trustees for the Notes has authorized any person to make any representations in connection with the Tender Offer other than as set forth in the Offer to Purchase.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) is the world’s leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including the timing, size and other terms of the Tender Offer. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the Tender Offer will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com